Contact

jamie@jwsflavor.com

www.linkedin.com/in/jamiesaphow
(LinkedIn)

Top Skills

Project Management
Organization Skills
Technology Transfer

Jamie Saphow

Innovative Flavorist Consultant dedicated to developing winning
flavors.
North Brunswick, New Jersey, United States

Summary

An innovative. results-driven, and imaginative senior flavorist
with in depth expertise in research and development, testing, and
troubleshooting, reporting, compliance, and regulations, client/vendor
relations, portfolio management, design and development, product
management, quality assurance, and sales support.

Develops and fosters dependable and collaborative partnerships
internally and externally.

Identifies current and future market trends and adapts to fast-paced
environments ensuring business and clients needs are met.

Experience

Os Salutem Institute (OSSA)
Chief Technology Officer
June 2022 - Present (1 year 3 months)
New Jersey, United States

Archer Daniels Midland Company
Flavorist
October 2018 - May 2022 (3 years 8 months)
Cranbury, NJ, USA

Created oral care business segment by developing flavor portfolio across all
categories within oral care market. Ensured faster and more comprehensive
customer support across North American and South American regions.
Built and organized oral care lab supporting flavor development for both
proactive projects and customer briefs. Developed environment screening
extensive product portfolio to provide more opportunities for customer
partnerships.
Partnered with large multi-national accounts developing market winning oral
care products.

Designed three winning flavors for major oral care company in Australia and validated with Australian consumers.

Developed 20 flavors for oral care library, streamlining sampling and customer requests.

Improved margin of mint blends saving $1,000,000 per year.

Colgate Palmolive
Flavorist
May 2006 - October 2018 (12 years 6 months)

Developed Sensorial Toolkit providing stream-lined way for marketing team to "mix-and-match" flavors and sensate material to provide signal for benefits. Increased innovation without compromising on formula simplification goals and provided greater speed to market. Relaunched entire Maxfresh line utilizing one of these technologies.

Established and trained panel of odor and taste evaluators helping support development initiatives in Europe. Saved time and money on shipping samples from Switzerland to the United States.

Updated entire flavor portfolio of 350 formulations during conversion into SAP. Aided with saving $100,000 in upfront software costs and $35,000 per year in maintenance costs resulting in regulatory experts ensuring easy future updating as regulation changes enforced.

———

Education

Rutgers University-New Brunswick
BS, Biology, General · (2001 - 2005)

Summit High School
Highschool Diploma · (1999 - 2001)